

Mail Stop 3628

February 8, 2016

Hon. Mario Lopez de Leon, Jr.
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, NY 10036-5095

Re: Republic of the Philippines
Amendment No. 1 to Registration Statement under Schedule B
Filed February 5, 2016
File No. 333-208780

Dear Mr. de Leon:

We have reviewed your responses to the comments in our letter dated January 27, 2016 and have the following additional comment.

General

1. We note your response to our prior comment 1 and reissue. Although you added additional disclosure related to government-guaranteed debt in general, you did not discuss the Commission on Audit's 2013 annual audit report relating to undisclosed liabilities of P1.3 trillion. We note a June 8, 2015 press report that according to the 2013 annual audit report for the Bureau of Treasury, the Commission on Audit noted that the Philippines government has not disclosed contingent liabilities of P1.3 trillion. Please advise whether this issue has been resolved and, if appropriate, revise your disclosure accordingly.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3601.

Sincerely,

/s/ Tonya K. Aldave

Tonya K. Aldave
Attorney-Advisor

cc: Pam Shores, Esq.
        Linklaters LLP